

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 26, 2010

Todd R. Peters
Chief Executive Officer
ATC Technology Corporation
1400 Opus Place, Suite 600
Downers Grove, IL 60515

  Re: **ATC Technology Corporation**
    Form 10-K for the Fiscal Year Ended December 31, 2009
    Filed February 25, 2010
    Definitive Proxy Statement on Schedule 14A
    Filed April 28, 2010
    Form 10-Q for the Fiscal Period Ended March 31, 2010
    Filed April 27, 2010
    Form 10-Q for the Fiscal Period Ended June 30, 2010
    Filed July 27, 2010
    File No. 000-21803

Dear Mr. Peters:

  We have completed our review of your filings and do not have any further comments at this time.

        Sincerely,

        H. Christopher Owings
        Assistant Director